Groundfloor Finance Inc.

MAILING ADDRESS	OFFICES
600 Peachtree St., NE Suite 810	600 Peachtree St., NE, Suite 810
Atlanta, GA 30308	Atlanta, GA 30308

June 18, 2020

VIA EMAIL: (REGANR@SEC.GOV)

Mr. Ruairi Regan

U.S. Securities and Exchange Commission 100 F Street, N.E.

Washington, DC 20549

Re:	Groundfloor Finance Inc.
Form 1-A filed on June 15, 2020 File No. 024-11188
Request for Qualification

Dear Mr. Reagan,

Pursuant to Rule 252(e) promulgated under the Securities Act of 1933, as amended (the “Act”), Groundfloor Finance Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) issue a qualification order for the above-referenced Offering Statement on Form 1-A, so that it may be qualified Thursday, June 18, 2020 at 5:00PM.

If you have any questions, please contact me at (202) 758-8041. Thank you in advance for your assistance.

Sincerely,

/s/ Nick Bhargava

Nick Bhargava

Director, Secretary, and Executive Vice President,

Legal & Regulatory

Groundfloor Finance Inc.